GENSPERA, INC.

December 22, 2008

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Telephone Number: (202) 551-3715

RE:	GenSpera, Inc.
Amendment No. 2 to Form S-1
Filed December 11, 2008
File No. 333-153829

Dear Mr. Riedler:

We are submitting this letter in response to your comments of December 22, 2008 as well as our subsequent telephonic conversation on December 22, 2008 with Vanessa Robertson, with regard to the above referenced filing of GenSpera, Inc.  (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Amendment No. 2 to Form S·1

Notes to Financial Statements for the Nine Month Periods Ended September 30, 2008 and 2007

1.	Please refer to your response to comment 16. Please provide us with the following information:

Are the additional technology products contingent upon the successful completion of G-202?

Response:
No, the additional technology products are not contingent upon the successful development and commercialization of G-202.  The alternative products are independent drugs that are activated via different biological mechanisms and target different cancer types than G-202.  As discussed with Ms. Robertson, our technology provides a platform whereby additional drug compounds can be developed through the introduction of new peptides.

GENSPERA, INC.

Please clarify whether the “additional technology” to be developed constitutes currently identifiable future R&D projects and if the alternative future uses are reasonably expected to occur.

Response:
Yes, the “additional technology” to be developed constitutes currently identifiable future R&D projects that are reasonably expected to occur. We have draft development plans for G-115, a drug that will be targeted specifically for benign prostatic hypertrophy and prostate cancer and have opportunities for other applications in other cancers.  The patents and patent applications will serve an important function including but not limited to being the core for future drug compounds targeting different types of cancer.

Does the technology involved have the likely potential of being obsolete if the G-202 product fails or is terminated?

Response:
No, the failure or termination of G-202 will not cause our other programs and technologies to become obsolete as they constitute independent molecular entities, based on our core technology platform, that target different cancers and are expected to have different toxicity profiles.

Since the clinical trials to establish the safety and efficacy of the G-202 product have not been completed, please explain to us why you believe that you anticipate future economic benefits from alternative future uses.

Response:
As previously stated our technology and patent portfolio comprises our core technology platform and is not specific to G-202 but encompasses a very wide genus of chemical entities that could be drugs for various cancers and other diseases. Hence the potential termination of G-202 as a result of any clinical studies will only minimally impact the value of the entire portfolio as the technology will be used as the basis for other compounds.

Please tell us what a patent application represents and how much of the consideration paid was allocated to these items.

Response:
As previously stated, we view our patents and patent applications as an integral technology platform comprised of distinct claims which in total, constitute our intellectual property portfolio.  Although some claims may be more specific to a particular compound, we view the underlying technology as applicable across the entire platform with each individual claim contained in the patents and patent applications having alternative future uses with regard to future compound development.  We believe that it would be unduly cumbersome to attempt to isolate any one facet which may be less significant to future compound development than any other.

GENSPERA, INC.

Sincerely,

/s/ Craig Dionne
Craig Dionne, Chief Executive Officer
GenSpera, Inc.